UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Chief Executive Officer

On November 20, 2023, in accordance with its previously announced strategic succession planning, the Board of Directors (the “Board”) of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”), appointed José Antonio Toledo Vieira as Chief Executive Officer of the Company, effective January 15, 2024. The appointment of Mr. Vieira was recommended by the search committee formed for such purpose by the Nominating Committee of the Board. Mr. Vieira’s appointment concludes the Company’s previously disclosed chief executive officer succession planning process.

Mr. Vieira has over 30 years of experience in the pharmaceutical market, having worked for companies such as Novartis, Abbvie and AstraZeneca in Brazil, Portugal, Australia, New Zealand and the United Kingdom. He started his career at Novartis, where he held various commercial positions in Brazil and Portugal and later was appointed as Country President for Brazil. He also worked for Allergan Brazil as General Manager. Later on, he joined AstraZeneca Brazil as Country President and held a similar position for Australia and New Zealand, and later was appointed as Global Commercial VP in London. He also worked for Abbvie in Brazil and in 2018 he joined Patria Investimentos as Operating Partner responsible for healthcare companies such as Natulab, Víncula and Farmácias Independentes, where he currently serves as Chairman of the Board. He is also a member of the Board of Directors of Elfa Medicamentos, where he previously served as CEO for nearly three years.

Mr. Vieira holds a degree in Economics from Fundação Armando Alvares Penteado in São Paulo, Brazil, with MBA from Business School São Paulo and Advanced Management Program for Senior Leaders from Harvard Business School. He is currently completing another MBA with a focus on private equity, venture capital and start-up investments at FGV in São Paulo. Mr. Vieira will be based in the company´s headquarters in Barranquilla, Colombia.

There are no family relationships between Mr. Vieira and any director or executive officer of the Company, and, except as described in this Current Report on Form 6-K, Mr. Vieira does not have any other direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 404(a) of Regulation S-K. There are no arrangements or understandings between Mr. Vieira and any other persons pursuant to which he was selected as Chief Executive Officer.

Resignation of Ruben Minski as Chief Executive Officer

In connection with Mr. Vieira’s appointment as Chief Executive Officer of the Company and as contemplated by the Company’s succession planning process, on November 20, 2023, Ruben Minski tendered his resignation as Chief Executive Officer of the Company, effective January 15, 2024. Consistent with the Company’s succession planning process, Mr. Minski will maintain his position on the Board as Executive Chairman and as a member of its Mergers and Acquisitions Committee for the full duration of his original mandate, following his resignation as Chief Executive Officer.

The information contained in this Report on Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the Company’s Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-261366), filed with the Securities and Exchange Commission.

On November 22, 2023, the Company issued a press release (the “Press Release”) announcing the appointment of Mr. Vieira as Chief Executive Officer of the Company and the resignation of Mr. Minski as Chief Executive Officer of the Company. The Press Release has been furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated November 22, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: November 22, 2023

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